Exhibit 99.14

Kinross Gold Corporation Paracatu Mine Brazil NI 43-101 Technical Report

Mark Hannay

I, Mark Hannay, P.Eng., as an author of this report entitled “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” with an effective date of December 31, 2025, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Strategic Planning & Business Performance Management with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of Queen’s University, Kingston in 2012 with a B.Sc. in Mathematics & Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100602367). I have worked as an engineer for a total of 13 years since my graduation. My relevant experience for the purpose of the Technical Report is:

o	My work experience has included multiple mine project studies. This includes operating cost modelling, mine optimization oversight, engineering & capital cost reviews, capital cost estimation, and modelling reviews.

o	In my roles, I have had exposure to multiple open pit and underground projects, spanning from pre-development through to closure estimation.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I last visited the Paracatu Mine on 20 – 24 October, 2025.

6)	I am responsible for Sections 21 and 22, and relevant portions of 1, 2, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report in my role with Kinross Gold Corporation.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 26th day of March, 2026

(Signed and Sealed) Mark Hannay

Mark Hannay, P.Eng.